PE 1/2/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 03 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005609

March 3, 2015

Bradley S. Powell
Expeditors International of Washington, Inc.
brad.powell@expeditors.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-3-15

Re: Expeditors International of Washington, Inc.
Incoming letter received January 2, 2015

Dear Mr. Powell:

This is in response to your letters received on January 2, 2015, January 8, 2015 and March 2, 2015 concerning the shareholder proposal submitted to Expeditors by John Chevedden. We also have received letters from the proponent dated January 5, 2015, January 8, 2015, January 14, 2015 and January 28, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 3, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Expeditors International of Washington, Inc.
Incoming letter received January 2, 2015

The proposal requests that the compensation committee adopt an incentive pay recoupment policy in the manner set forth in the proposal.

We are unable to concur in your view that Expeditors may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Expeditors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Expeditors may exclude the proposal under rule 14a-8(i)(9).

We are unable to concur in your view that Expeditors may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Expeditors' policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Expeditors has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Expeditors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Brad Powell [mailto:brad.powell@expeditors.com]
Sent: Monday, March 02, 2015 8:34 PM
To: shareholderproposals
Cc: Anderson.Kimberley@dorsey.com; ***FISMA & OMB Memorandum M-07-16***
Subject: FW: Expeditors International of Washington - Correspondence related to Notice of Intent to Omit Shareholder Proposal

As noted in our no-action letter request, we indicated we would confirm to you if the Company will be proposing a stock option plan at its 2015 Annual Meeting. As our counsel Kimberley Anderson noted in a message to you, we are hereby confirming that the Board of Directors has approved the proposed 2015 stock option plan to be included in the proxy statement for our 2015 Annual Meeting.

We are also hereby confirming that the Board of Directors has approved an expansion of the Company's current Sarbanes-Oxley clawback policy. The policy applies to not just the chief executive officer and chief financial officer, but to all executive officers and certain other members of senior management. As discussed in our no-action letter request, under the expanded clawback policy, the Compensation Committee's review of incentive compensation paid to these employees will be triggered by a restatement of the Company's financial results because of the material noncompliance of the Company, as a result of the misconduct, with any financial reporting requirement under the securities laws.

Best regards,

Bradley S. Powell
Chief Financial Officer

Direct 206-674-3412
Mobile 206-949-5499
Email brad.powell@expeditors.com

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 28, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Expeditors International of Washington, Inc. (EXPD)
Recovery of Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 2, 2015 company request concerning this rule 14a-8 proposal.

The same essential text of this proposal has been voted at dozens of companies and has been sponsored by a number of retail and non-retail shareholders for several recent years. And billions of shares have voted in favor.

In regard to the clarity of the proposal the company cites precedents on this topic that failed to exclude a proposal. Precedents claimed to support the company position concern other executive pay topics. *Kohl's Corporation* (January 26, 2015) is a recent precedent on this topic.

The company claims that it will implement this proposal via 3-buckets of guidance: A 2008 Plan, a tentative forthcoming clawback policy and a code of business conduct. Thus executives and directors (who work limited hours) will need to search 3 sources to find what is in compliance.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Melissa Loh <Melissa.Loh@expeditors.com>

January 26, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kohl's Corporation
Incoming letter dated January 6, 2015

The proposal requests that the compensation committee adopt an incentive pay recoupment policy with the terms specified in the proposal.

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Luna Bloom
Attorney-Advisor

[EXPD: Rule 14a-8 Proposal, October 19, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Shareholders rejected our executive pay with a whooping 57% negative vote. There was $13 million in 2013 Total Realized Pay for Peter Rose. Five directors had excessive tenure which can negatively impact their independent oversight of our management: Jordan Gates (14-years), Michael Malone (15-years), Dan Kourkoumelis (21-years), John Meisenbach (23-years at age 77) and James Wang (26-years). Long-tenured Mr. Malone and Mr. Meisenbach controlled 67% of the votes on our executive pay committee. There were 3 inside directors which further detracted from our board's independence. Directors who received more than 12% in negative votes included: James Wang, Michael Malone, John Meisenbach and our Chairman Robert Wright.

Dan Kourkoumelis, who was assigned to our nomination committee, was negatively flagged by GMI Ratings, an independent investment research firm, because of his involvement wiht The Great Atlantic & Pacific Tea Company board when it filed for bankruptcy. GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards. GMI was also concerned with related party transactions.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Expeditors International of Washington, Inc. (EXPD)
Recovery of Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 2, 2015 company request concerning this rule 14a-8 proposal.

The same essential text of this proposal has been voted at dozens of companies and has been sponsored by a number of retail and non-retail shareholders for several recent years. And billions of shares have voted in favor.

In regard to the clarity of the proposal the company cites precedents on this topic that failed to exclude a proposal. Precedents claimed to support the company position concern other executive pay topics.

This proposal does not appear to conflict with the company's 2015 Stock Option Plan. Based on the limited information provided by the company it appears that the 2015 Plan will go into effect immediately after the 2015 annual meeting and then become a current plan. However the non-binding shareholder proposal could not go into effect immediately after the 2015 annual meeting. And once it goes into effect it will only apply to future executive incentive plans after the company's 2015 Stock Option Plan.

Plus the shareholder proposal requests that (emphasis added):
"The Policy should mandate that the above recoupment provisions be included in all *future* incentive plans and award agreements [after the company's 2015 Stock Option Plan] and that the policy be posted on the company website."

Even if the provisions of the 2008 Plan could arguably apply to, for instance a 2020 Executive Incentive Plan, how would shareholders even know about it to verify whether it was being enforced.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Melissa Loh <Melissa.Loh@expeditors.com>

[EXPD: Rule 14a-8 Proposal, October 19, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Shareholders rejected our executive pay with a whooping 57% negative vote. There was $13 million in 2013 Total Realized Pay for Peter Rose. Five directors had excessive tenure which can negatively impact their independent oversight of our management: Jordan Gates (14-years), Michael Malone (15-years), Dan Kourkoumelis (21-years), John Meisenbach (23-years at age 77) and James Wang (26-years). Long-tenured Mr. Malone and Mr. Meisenbach controlled 67% of the votes on our executive pay committee. There were 3 inside directors which further detracted from our board's independence. Directors who received more than 12% in negative votes included: James Wang, Michael Malone, John Meisenbach and our Chairman Robert Wright.

Dan Kourkoumelis, who was assigned to our nomination committee, was negatively flagged by GMI Ratings, an independent investment research firm, because of his involvement wiht The Great Atlantic & Pacific Tea Company board when it filed for bankruptcy. GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards. GMI was also concerned with related party transactions.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 8, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Expeditors International of Washington, Inc. (EXPD)
Recovery of Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 2, 2015 company request concerning this rule 14a-8 proposal.

This proposal does not appear to conflict with the company's 2015 Stock Option Plan. Based on the limited information provided by the company it appears that the 2015 Plan will go into effect immediately after the 2015 annual meeting. However the precatory shareholder proposal could not go into effect immediately after the 2015 annual meeting.

Plus the shareholder proposal requests that (emphasis added):
"The Policy should mandate that the above recoupment provisions be included in all *future* incentive plans [after the company's 2015 Stock Option Plan] and award agreements and that the policy be posted on the company website."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Melissa Loh <Melissa.Loh@expeditors.com>

[EXPD: Rule 14a-8 Proposal, October 19, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Shareholders rejected our executive pay with a whooping 57% negative vote. There was $13 million in 2013 Total Realized Pay for Peter Rose. Five directors had excessive tenure which can negatively impact their independent oversight of our management: Jordan Gates (14-years), Michael Malone (15-years), Dan Kourkoumelis (21-years), John Meisenbach (23-years at age 77) and James Wang (26-years). Long-tenured Mr. Malone and Mr. Meisenbach controlled 67% of the votes on our executive pay committee. There were 3 inside directors which further detracted from our board's independence. Directors who received more than 12% in negative votes included: James Wang, Michael Malone, John Meisenbach and our Chairman Robert Wright.

Dan Kourkoumelis, who was assigned to our nomination committee, was negatively flagged by GMI Ratings, an independent investment research firm, because of his involvement wiht The Great Atlantic & Pacific Tea Company board when it filed for bankruptcy. GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards. GMI was also concerned with related party transactions.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4



Expeditors International of Washington, Inc.

1015 Third Avenue
12th Floor
Seattle, WA 98104-1190

Tel 206 674-3400
Fax 206 682-9777

January 7, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Re: Expeditors International of Washington, Inc.
Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

This letter is in brief reply to the January 5, 2015 letter submitted by John Chevedden concerning the no-action request filed by Expeditors (the "**Company**") pursuant to Mr. Chevedden's Rule 14a-8 shareholder proposal (the "**Proposal**").

Mr. Chevedden claims that the Proposal does not conflict with the Company's proposal because "there is no language that the shareholder proposal goes into effect immediately after the 2015 annual meeting." The Company directs the attention of the Staff to its no-action request filed January 2, 2015, which already addresses this point. In short, the Proposal and the Company proposal conflict because shareholders are requested to vote on differing views of recoupment policies in incentive plans. The Proposal urges the Board to adopt a policy mandating recoupment provisions be contained in all future plans and award agreements. Simultaneously, shareholders are requested to approve a stock option plan which does not contain any recoupment provisions (the Company expects the terms of the 2015 Stock Option Plan to be similar to the plans approved by the shareholders in the prior ten years and will notify the Staff of the terms of the Plan in late February when the Board of Directors next meets to approve it).

Mr. Chevedden also claims that the Proposal contains "no language ... that it applies to only the exact options described in the tentative 2015 company proposal," which appears to acknowledge that the Proposal does conflict with the 2015 Company proposal but suggests that the Proposal would be implemented down the road regardless of the shareholder vote on the Company's 2015 stock option plan. To the contrary, there is a direct and ongoing conflict between the Proposal and the Company proposal. Shareholders would be presented with two different proposals as to what, if any, recoupment provisions should be contained in the Company incentive plans. An affirmative vote for both proposals would provide the Board of Directors with conflicting views from shareholders on recoupment policies.

If you have any questions or require any additional information, please do not hesitate to call me at (206) 674-3412.

Very truly yours,

[signature]

Expeditors International of Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, WA 98104

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

cc: Kimberley Anderson
Dorsey & Whitney LLP
701 5th Ave, Ste. 6100
Seattle, WA 98104
Anderson.Kimberley@dorsey.com

You'd be surprised how far we'll go for you.®

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 5, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Expeditors International of Washington, Inc. (EXPD)
Recovery of Unearned Management Bonuses
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 2, 2015 company request concerning this rule 14a-8 proposal.

This proposal does not conflict with the company's tentative and bundled 2015 stock option/no recoupment company proposal because there is no language that the shareholder proposal goes into effect immediately after the 2015 annual meeting or that it applies to only the exact options described in the tentative 2015 company proposal. There will be no draft of the tentative bundled company proposal for Staff review until late February.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Melissa Loh <Melissa.Loh@expeditors.com>

[EXPD: Rule 14a-8 Proposal, October 19, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Shareholders rejected our executive pay with a whooping 57% negative vote. There was $13 million in 2013 Total Realized Pay for Peter Rose. Five directors had excessive tenure which can negatively impact their independent oversight of our management: Jordan Gates (14-years), Michael Malone (15-years), Dan Kourkoumelis (21-years), John Meisenbach (23-years at age 77) and James Wang (26-years). Long-tenured Mr. Malone and Mr. Meisenbach controlled 67% of the votes on our executive pay committee. There were 3 inside directors which further detracted from our board's independence. Directors who received more than 12% in negative votes included: James Wang, Michael Malone, John Meisenbach and our Chairman Robert Wright.

Dan Kourkoumelis, who was assigned to our nomination committee, was negatively flagged by GMI Ratings, an independent investment research firm, because of his involvement wiht The Great Atlantic & Pacific Tea Company board when it filed for bankruptcy. GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards. GMI was also concerned with related party transactions.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4



Expeditors International
of Washington, Inc.

1015 Third Avenue
12th Floor
Seattle, WA 98104-1190

Tel 206 674-3400
Fax 206 682-9777

1934 Act/Rule 14a-8

January 2, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Re: Expeditors International of Washington, Inc.
Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

On behalf of Expeditors International of Washington, Inc., a Washington corporation (the "**Company**"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), I am writing to notify the U.S. Securities and Exchange Commission (the "**Commission**") of the Company's intention to exclude the shareholder proposal submitted by John Chevedden (the "**Proponent**") on October 19, 2014 (the "**Proposal**") from the proxy materials for the 2015 Annual Meeting of Shareholders (collectively, the "**2015 Proxy Materials**").

The Company respectfully requests that the Commission's Division of Corporation Finance staff (the "**Staff**") not recommend that enforcement action be taken by the Commission if the Company excludes the Proposal from the Company's 2015 Proxy Materials. The Proposal is properly excluded under either (i) Rule 14a-8(i)(3) because the Proposal is inherently vague or indefinite so as to be inherently misleading, (ii) Rule 14a-8(i)(9) because the Proposal directly conflicts with one of the Company's own proposals to be submitted, or (iii) Rule 14a-8(i)(10) because the Proposal will have been substantially implemented.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), the Company is transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov, and has concurrently submitted a copy of this correspondence to the Proponent. The Company has submitted this letter to the Commission no less than eighty (80) calendar days before the Company expects to file its definitive 2015 Proxy Materials with the Commission. Pursuant to Rule 14a-8(k) and Section E of Staff Legal Bulletin 14D, the Company requests that the Proponent copy the undersigned on any correspondence that the Proponent may choose to submit to the Staff in response to this submission. In accordance with Section F of Staff Legal Bulletin 14F (October 18, 2011), the Staff should transmit its response to this no-action request by email to Brad Powell at brad.powell@expeditors.com.

I. The Proposal

The Proposal states:

> **RESOLVED**, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee

will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

A copy of the Proposal and the supporting statement is attached to this letter as Exhibit A.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal is Inherently Vague or Indefinite So As To Be Inherently Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin 14B (Sept. 15, 2004) ("SLB 14B"). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." See Fuqua Industries, Inc. (March 12, 1991).

The Proposal is impermissibly vague and indefinite because it contains undefined key terms. As a result, the shareholders and the Company could have different interpretations of what the Proposal requires, and neither the Company nor the shareholders would be able to determine with reasonable certainty what actions or measures the Proposal requires. The undefined key terms consist of the terms listed immediately below, as well as those discussed elsewhere in this section.

"Senior executive": The term "senior executive" is not specifically defined in the Proposal. On its face, it is unclear what group of individuals the Proposal intended this term to cover. Application of differing standards, including "named executive officers" as defined under Item 402 of Regulation S-K, "executive officers" as defined under Rule 3b-7 under the Securities Exchange Act of 1934 (the "Exchange Act"), "officers" as defined for purposes of Section 16 of the Exchange Act, or individuals holding certain titles within the Company, would yield a different group of affected employees in each instance. The Proposal applies to all incentive compensation and all incentive plans, which would presumably apply to all cash and equity bonus plans as well as any other compensation arrangements or incentive plans the Company may develop that may directly or indirectly be based on the performance of the Company. As written, the term incentive plan could apply to the Company's employee stock purchase plan or 401(k) plan. Assuming this is the Proponent's intent, which itself is unclear, some portion of the compensation of nearly every employee of the Company is "incentive compensation." Therefore, the universe of "senior executives" could include any number of management employees. While the Company recognizes that the Staff has generally not agreed that the argument that terms like "senior executives" render a proposal excludable on vagueness grounds, the Company believes that the ambiguity in this term combined with the ambiguity and vagueness in the other terms makes the proposal, as a whole, vague and ambiguous.

"Significant financial or reputational harm to the company": Shareholders may reasonably read "significant" as either synonymous with "material" (which would likely require a financial restatement to be filed with the Commission) or as involving a much lower threshold. Given that the consequences of that determination could include the need for a potentially lengthy and burdensome formal Compensation Committee recoupment review (especially when a financial restatement is not required to be filed with the Commission), it is imperative that a clear understanding of what constitutes "significant" under the language of the Proposal is crucial to carrying out the intended result of the Proposal.

Moreover, the Company has an established reputation with many different constituencies, including, but not limited to: our customers, our competitors, our shareholders, our suppliers, the markets on which the Company's stock trades, industry and financial analysts and the general public. Neither the Proposal nor the supporting statement provides any guidance regarding whose perception of the Company's reputation needs to be diminished or by how much to trigger a formal Compensation Committee recoupment review. Similarly, the Proposal provides no guidance regarding how "reputational harm" might be measured or quantified, particularly in the context of recouping compensation.

It would therefore be impossible for (1) shareholders to evaluate this standard, (2) the Company or the Compensation Committee to reliably implement this standard, including how to measure reputational harm and the effects any perceived reputational harm would have had on incentive compensation, or (3) the Company or the Compensation Committee to reliably assess whether it was in compliance with such a policy if implemented.

"Manage or monitor conduct or risks": Neither the Proposal nor the supporting statement explains the meaning of "manage" or "monitor" or what "conduct" or "risks" the Committee must review. For instance, whose "conduct" and "risks" will be covered by this policy? Under one interpretation, a "senior executive" must fail to manage the conduct or risks only of his or her direct subordinates, leading to a recoupment review. Under a second interpretation, a "senior executive" could fail to manage the conduct or risks of any indirect subordinates, leading to a recoupment review for all "senior executives" upon any mismanaged conduct or risks Company-wide. Under a third interpretation, "fail[ing]...to manage or monitor conduct or risks" could only lead to a recoupment review if the conduct or risks were of the "senior executive's" own actions. This is assuming that such "conduct" or "risks" relate to the Company or the employees.

However, neither the Proposal nor the supporting statement even requires that such "conduct" or "risks" relate to the Company or employees. In fact, the Proposal establishes no relationship between the "fail[ure]... to manage or monitor conduct or risks" and the "misconduct" cited earlier in the Proposal. Under one possible reading, misconduct by a third party that resulted in "significant...harm" to the Company could automatically trigger a required formal Compensation Committee recoupment review, as all of the Company's senior executives involved, directly or indirectly, in the third party's actions on the Company's behalf could reasonably be viewed as having "failed...to manage...conduct or risks," even if they had acted diligently and reasonably at all times. Under another possible reading, shareholders could reasonably interpret these words as requiring some definable nexus between a senior executive's conduct and the misconduct in question.

Finally, the Proposal includes no guidance as to what standard of conduct (e.g., negligence or gross negligence) would constitute a "failure in his or her responsibility." As the Proposal is written, only the recoupment decision is at the Compensation Committee's discretion–not the review itself. As a result, the universe of "conduct" or "risks" to be addressed, and what would constitute a "fail[ure] to manage or monitor" them, are key elements of the Proposal that are not sufficiently defined.

"Recovery of compensation already paid": The phrase "recovery of compensation already paid" is not defined in either the Proposal or the supporting statement. Shareholders may reasonably wonder about the scope of compensation subject to recoupment, both in terms of time and amount. For instance, shareholders may conceive different time limits to the compensation subject to recoupment. By one interpretation, only compensation already paid in the current year may be subject to recoupment, but by another interpretation, all compensation paid during the life to date may be subject to recoupment. The Proposal and supporting statement fail to clarify to the shareholders this scope in time, making the matter inherently vague.

The phrase is also vague as to the amount of the senior executive's compensation subject to recoupment. Does "recovery of compensation already paid" limit recoupment to an amount of compensation equal to the harm done—and if so, how is the harm calculated? Alternatively, shareholders may reasonably conclude that the phrase does not define any amount of compensation subject to recoupment, or over what time period compensation may be subject to recoupment. In either instance, shareholders would blindly vote on a provision for which they have no understanding of the scope.

More importantly, the Proposal and supporting statement fail to instruct as to how much of any compensation subject to recoupment should actually be recouped. Some shareholders might reasonably assume that the amount of recoupment is meant to equal the "significant financial or reputational harm" suffered by the Company. Other shareholders might reasonably assume that the recoupment amount is meant to be proportional to a person's role and responsibilities related to "significant financial or reputational harm." Still other shareholders might conclude that the recoupment amount is not necessarily meant to equal the total or proportional harm done, but rather just the total "compensation already paid" to a senior executive. The Proposal and supporting statement do not differentiate between these or other interpretations. However, even if the Proponent intended either of the first two, there is no guidance as to how to calculate the "significant financial or reputational harm" suffered by the company or caused by someone proportionally. If the Proponent intended the third, there is no guidance as to the scope, in time or amount, of "compensation already paid" to the senior executive that is subject to recoupment.

The Staff has consistently permitted the exclusion of shareholder proposals related to executive compensation that failed to define or sufficiently explain key terms, or that are subject to materially different interpretations such that neither shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. See, e.g., Boeing Co. (March 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was insufficiently defined); General Motors Corp. (March 26, 2009) (permitting exclusion of proposal seeking elimination of incentives for CEOs and directors but that failed to define "incentives"); Verizon Communications, Inc. (Feb. 21, 2008) (permitting exclusion of a proposal seeking new short- and long-term award criteria because the proposal failed to define key terms, set forth formulas for calculating awards or otherwise explain how the proposal would be implemented); and Prudential Financial, Inc. (Feb. 16, 2007) (permitting exclusion of a proposal seeking shareholder approval of "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis").

This Proposal is distinguishable from other recent shareholder proposals addressing a similar subject matter. In McKesson Corp. (May 17, 2013) and Bank of America Corp. (March 8, 2011), the Staff did not concur with the exclusion under Rule 14a-8(i)(3) of proposals requesting amendments to company clawback policies. However, neither of those proposals required actions based on "significant financial or reputational harm" and/or a failure to "manage or monitor conduct or risks." Rather, the proposed changes in McKesson Corp. involved the elimination of requirements in the company's existing policy that misconduct covered by the policy be "intentional" or result in "material" impacts on the company's financial results. Similarly, the Bank of America Corp. proposal required that any recoupment reviews be tied to "financial or operating metric(s)" and did not purport to require such reviews based on "reputational harm" or monitoring of "conduct or risks" that lacked any explicit or implicit link to company performance. We further distinguish the shareholder proposal addressed in The Boeing Company No-Action Letter (February 25, 2014) in which the Staff did not reach the question of whether the shareholder proposal was excludable under Rule 14a-8(i)(3), but found it excludable on other grounds. In Boeing, the shareholder proposal at issue included a supporting statement that, while vague, purported to define or explain certain terms in the resolution. The Proposal here contains only a brief supporting statement citing to a former general counsel's view on recoupment policies, but does not provide any color or guidance on what may be intended by these terms.

If the Company's shareholders support the Proposal, the Compensation Committee will be in the position of trying to craft a responsive clawback policy to incorporate these vague concepts without understanding the shareholder's true concern. Accordingly, the Company believes that the Proposal may be omitted in reliance on Rule 14a-8(i)(3).

III. The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because The Shareholder Proposal Directly Conflicts With The Company's Own Proposal Seeking Shareholder Approval Of The Company's 2015 Stock Option Plan

The Company believes that the Proposal may properly be excluded from the 2015 Proxy Statement in accordance with Rule 14a-8(i)(9), which provides for the exclusion of a proposal if the proposal will directly conflict with one of the company's own proposals to be submitted.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998). As noted below, consistent with the Commission's position, the Staff has concurred that where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders and that submitting both proposals could provide inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9).

In order to provide the Company's shareholders with regular, meaningful and binding input regarding the Company's compensation programs, the Company has for the last decade adopted annual stock option plans. In 2015, just as in prior years, the Company is proposing to submit the 2015 Stock Option Plan (the "**Plan**") to shareholders for approval at the 2015 Annual Meeting. The Plan and accompanying form of option agreement is anticipated to be substantially identical to the 2014 stock option plan and accompanying form of agreement that were submitted to, and approved by, shareholders at the 2014 Annual Meeting. The Company's Board of Directors will vote at the next Board meeting in late February 2015 to approve and submit the Plan to shareholders at the 2015 Annual Meeting. If the Plan is approved by the Board of Directors, the Company will submit the Plan to shareholders at the 2015 Annual Meeting for approval. The Company will confirm in a supplemental letter to the Staff no later than February 27, 2015 that a proposal seeking shareholder approval of the Plan will be included as a company-sponsored proposal in the Company's 2015 Proxy Materials.

The Company's primary incentive plans are the annual stock option plans, such as the Plan, and the 2008 Executive Incentive Compensation Plan. No other types of incentive plans are currently anticipated. The Company enforces incentive compensation clawbacks through its 2008 Executive Incentive Compensation Plan (discussed below). The Plan does not contain clawback provisions. The Proposal would ask the Company's Board of Directors to adopt a policy that mandates certain recoupment provisions be included in all future incentive plans and award agreements. At the same meeting, the Company's proposal requesting approval of the Plan establishes a stock option plan without recoupment provisions. If shareholders were to vote on both the Plan and the directly conflicting Proposal, the resulting votes would be inconsistent and ambiguous as to how recoupment should be addressed by the Company and its Compensation Committee in the event that both the Plan and the Proposal were approved.

The Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(9) where shareholders voting on the shareholder proposal and a company-sponsored proposal to adopt an equity incentive plan would be facing alternative and conflicting decisions.

See, e.g., Boeing Co. (February 25, 2014) (permitting exclusion of a proposal very similar to the Proposal due to its direct conflict with Boeing's proposal to approve its own incentive stock plan); Sysco Corporation (Sept. 20, 2013) (permitting exclusion of a proposal that would have prohibited accelerated vesting of equity awards upon a change of control, where the company's proposed equity incentive plan provided for accelerated vesting in the event of a change of control); Abercrombie & Fitch Co. (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); and AOL Time Warner Inc. (March 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where the terms and conditions of the company's proposal to approve a stock option plan would permit granting of stock options to all employees).

This same issue was presented in Boeing Co. (February 25, 2014), in which a shareholder proposal very similar to the Proposal was omitted due to its direct conflict with Boeing's proposal to approve its own incentive stock plan.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal seeking approval of the Plan, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2015 Proxy Statement on this basis.

IV. The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Shareholder Proposal Will Have Been Substantially Implemented By The Company's Clawback

The Company also believes that the Proposal may properly be excluded from the 2015 Proxy Statement in accordance with Rule 14a-8(i)(10), which provides for the exclusion of a proposal if the company has already substantially implemented the proposal. To be excluded under this rule, the Proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. See Rel. No. 40018 (May 21, 1998); Rel. No. 34-20091 (August 16, 1983).

As the Staff has previously recognized, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. See, e.g., Sun Microsystems, Inc. (August 28, 2008); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); MacNeal-Schwendler Corporation (April 2, 1999). According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See Rel. No. 34-12598 (July 7, 1976).

The Company firmly believes that the Proposal has already been substantially implemented through a combination of (i) the terms of its non-equity 2008 Executive Incentive Compensation Plan (the "**2008 Plan**"), (ii) its clawback policy, as it is proposed to be amended, and (iii) the terms of its Code of Business Conduct.

2008 Plan. The Company has maintained a non-equity incentive compensation program for executive officers since its inception. On May 7, 2008, the shareholders adopted the 2008 Plan which establishes a bonus pool equal to ten percent (10%) of consolidated pre-tax operating income for each quarter for executive officers and other key employees. Individual eligibility and allocation of the bonus pool is determined quarterly, and such allocation is reviewed and approved by the Compensation Committee. Factors considered by the Compensation Committee are: historical role within the Company, function and responsibility, tenure with the Company and tenure in position, performance, promotion and other adjustments deemed appropriate. The 2008 Plan is the single most important component of the Company's compensation structure. In 2013, over 95% of compensation for the named executive officers was derived from the 2008 Plan. The 2008 Plan contains extremely broad language regarding reduction or cancellation of amounts awarded or granted to a participant. Specifically, the 2008 Plan provides that the Compensation Committee has the discretion to reduce (but never to increase) the amount payable to a participant pursuant to an award for a quarterly performance period based on such criteria as it deems appropriate in its sole discretion.

In addition to the Compensation Committee's discretion to reduce or terminate awards for performance, the 2008 Plan, by itself, substantially implements the Proposal due to the unique way in which it calculates incentive compensation. That is, the 2008 Plan is based on cumulative operating income such that any operating losses that are incurred by the Company must be recovered from future operating income before any amounts will be due to participants. This means that any "significant financial harm" or "significant reputational harm" that would manifest itself in the financial statements would be recouped from participants because losses would have to be made up (recovered) prior to paying any bonus in the future. Any annual or quarterly operating loss would result in a moratorium on any kind of compensation payments under the non-equity incentive compensation program. The participants in the program would not be entitled to, nor would they expect, any form of payments under the program. More importantly, no further non-equity incentive compensation program payments would be due or payable to participating executives until future operating income surpassed the operating loss previously incurred. At that time, non-equity incentive compensation would only be due for the portion of cumulative profitability beyond the value of the profits offsetting the operating loss. More simply put, any operating losses must be made up by operating income, in the aggregate, before permitting further payments under the 2008 Plan.

This also applies across yearly reporting cycles. Were the Company to incur an operating loss in the fourth quarter and record operating income in the first quarter of the ensuing year, the amount of pre-bonus operating income earned in the first quarter must exceed the amount of loss in the previous quarter before any bonus pool payments would be due. This would also apply to a situation where operating income, for years which have previously been audited and reported upon, is subsequently adjusted downward, as might occur in any potential "significant financial or reputational harm." In that situation, no payments under the 2008 Plan would be due until future operating income results exceed the amount of the downward adjustment, effectively recouping compensation.

Clawback Policy. The Compensation Committee has directed management to modify the Company's current Sarbanes-Oxley clawback policy to expand its application to all of the Company's executive officers and certain senior managers, not just the chief executive officer and the chief financial officer. Although the Compensation Committee is still considering the specific modifications to the clawback policy, we anticipate that the clawback policy will be amended prior to the filing of the 2015 Proxy Statement (and will supplementally confirm such amendment to you). Depending on the intent of the phrase "senior executive" in the Proposal, the amended clawback policy may apply to a larger group of employees than would be covered by the Proposal. Under the revised clawback policy, if approved, the Compensation Committee's review of incentive compensation paid to these employees will be triggered by a restatement of the Company's financial results because of the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws. The amendments to the clawback policy are expected to be effective immediately upon approval.

Code of Business Conduct. Reputation is critically important in the Company's business. The Company is committed to the highest standards of legal and ethical business conduct and has adopted a robust Code of Business Conduct that summarizes the legal, ethical and regulatory standards that the Company must follow. Compliance with this Code and the highest standards of business conduct is mandatory for every Company director, officer and employee. Any waiver of the Code of Business Conduct for executive officers or directors may only be granted by the Board of Directors and is required to be promptly disclosed as required by law or stock exchange regulation.

In addition, while the Company's stock option plans do not include clawback provisions, all stock options are granted at no less than the fair market value of the Company's common stock on the date of grant. As a result, if the Company were to suffer "significant financial or reputational harm" the Company's stock price may be adversely impacted, thereby reducing or eliminating the financial value of the award.

We have carefully considered this Proposal, the anticipated language of the amended clawback policy and the current language contained in the 2008 Plan. We believe that the authority held by the Compensation Committee in the 2008 Plan is broad, appropriately flexible and effectively covers the recoupment actions requested by the Proposal. We further believe that by not being limited to specific acts of misconduct in the 2008 Plan, our ability to reduce or limit awards under the 2008 Plan and clawback compensation of the executive officers under the anticipated amended clawback policy is broader than the Proposal in many respects.

The proposal also calls for us to report on the results of any deliberations about whether to recoup compensation from a senior executive. The Company believes that such a report is unnecessary and inappropriate. Decisions to disclose information, taking into account applicable legal requirements, the desire of investors to receive information, confidentiality and commercial considerations, and other matters, are properly made on a case-by-case basis. Mandating a report would deprive the Board of the ability to exercise judgment and discretion with respect to the disclosure of potentially sensitive information or simply immaterial information. Further, the Company, like all public companies, is subject to extensive requirements on disclosure of compensation arrangements. The Company believes, with respect to the Company's named executive officers, that virtually any determination to recover an award would be disclosed in the Compensation Discussion and Analysis and applicable executive compensation tables included in the proxy statement for the relevant year in accordance with the Commission's existing compensation disclosure requirements. The Company believes that the disclosure required by the

U.S. securities laws and the Commission's rules compares favorably to the disclosure policy called for by the Proposal.

For the reasons set forth above, we believe that the Proposal is excludable under Rule 14a-8(i)(10) because the Company will have substantially implemented the Proposal, and, accordingly, we request that the Staff concur that the Proposal may be excluded from the 2015 Proxy Statement on this basis.

V. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2015 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (206) 674-3412.

Very truly yours,



Expeditors International of
Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, WA 98104

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

cc: Kimberley Anderson
Dorsey & Whitney LLP
701 5th Ave, Ste. 6100
Seattle, WA 98104
Anderson.Kimberley@dorsey.com

Exhibit A

(See Attached)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***   *** FISMA & OMB Memorandum M-07-16 ***

Ms. Amy J. Scheer
Corporate Secretary
Expeditors International of Washington, Inc. (EXPD)
1015 Third Avenue, 12th Floor
Seattle WA 98104
Phone: 206 674-3400
Fax: 206-682-9777
PH: 206-674-3441
FX: 206-674-3459

Dear Ms. Scheer,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden   October 19, 2014
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Melissa Loh <Melissa.Loh@expeditors.com>

[EXPD: Rule 14a-8 Proposal, October 19, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Shareholders rejected our executive pay with a whooping 57% negative vote. There was $13 million in 2013 Total Realized Pay for Peter Rose. Five directors had excessive tenure which can negatively impact their independent oversight of our management: Jordan Gates (14-years), Michael Malone (15-years), Dan Kourkoumelis (21-years), John Meisenbach (23-years at age 77) and James Wang (26-years). Long-tenured Mr. Malone and Mr. Meisenbach controlled 67% of the votes on our executive pay committee. There were 3 inside directors which further detracted from our board's independence. Directors who received more than 12% in negative votes included: James Wang, Michael Malone, John Meisenbach and our Chairman Robert Wright.

Dan Kourkoumelis, who was assigned to our nomination committee, was negatively flagged by GMI Ratings, an independent investment research firm, because of his involvement wiht The Great Atlantic & Pacific Tea Company board when it filed for bankruptcy. GMI said there was not one independent director who had general expertise in risk management, based on GMI's standards. GMI was also concerned with related party transactions.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***